From:                             For:
Swenson/Falker Associates Inc.    The Barbers, Hairstyling for Men & Women, Inc.
1111 TCF Tower, 121 S. 8th St.    300 Industrial Blvd.  NE
Minneapolis,  MN  55402           Minneapolis,  MN  55413
Contact -  Shannon Burns          Contact - Fred Huggins, CEO
         (612) 371-0000                   (612) 331-8500

FOR IMMEDIATE RELEASE

THE BARBERS TO ACQUIRE WE CARE HAIR(R) SALON CHAIN
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         MINNEAPOLIS, Dec. 26-- The Barbers, Hairstyling for Men & Women, Inc.
(Nasdaq:BBHF), franchisor of Cost Cutters(R) Family Hair Care and City Looks Salons International(R), today announced a preliminary agreement to acquire the trademark and franchise agreements of We Care Hair Development, Inc., a Chicago-based chain of value-priced hair care salons. The purchase price will be $2 million, plus a percentage of future royalties.

         We Care Hair(R) has approximately 145 salons. These are located throughout the United States and Mexico, with a concentration in Illinois, Indiana and Ohio. It is 50 percent owned by John Amico, founder of the company, and 50 percent owned by other private individuals.

         The Barbers has negotiated a $2.5 million term loan from Norwest Bank Minnesota, N.A., as well as a $500,000 increase in the Company's line of credit. These funds will be used to finance the purchase and provide operating funds.

         Fred Huggins, president of The Barbers, said, "This acquisition is a very good fit for The Barbers and for We Care Hair. Both companies provide the same services - hair cutting, perming, and coloring. In addition, The Barbers has a low concentration of franchisees in those states where We Care Hair is strongest. Because of this close fit, we plan to work with the We Care Hair franchisees to eventually convert many of those salons to Cost Cutters salons."

         "This acquisition is a great opportunity for our franchisees," said John Amico, president of We Care Hair Development, Inc. "The Barbers will provide them with top-notch professional support services and access to quality hair care product lines at competitive prices."

         Florence Francis, chairman of The Barbers, said, "We are please to welcome these new members of The Barbers' franchisee family. This is our third acquisition of a franchise hair care salon chain in five years, and we expect it to be as successful as the others. We will continue to seek appropriate acquisitions to supplement our internal growth from opening new Cost Cutters and City Looks salons."

         The Barbers, Hairstyling for Men & Women, Inc., based in Minneapolis, provides hair styling and hair care products through 800 franchised and company-owned salons, operating primarily under the name Cost Cutters(R) Family Hair Care and City Looks Salons International(R).